FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2004

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

Exhibits:

Press Release dated December 16, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

  Vice President, Finance & CFO

Date:  December 16, 2004

FOR IMMEDIATE RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS DECEMBER 2004 DISTRIBUTION PAYABLE JANUARY 17, 2004

Calgary, AB - December 16, 2004 - Paramount Energy Trust ("PET" or the "Trust) (TSX - PMT.UN) is pleased to announce that its distribution to be paid on January 17, 2005 in respect of income received by PET for the month of December 2004, for Unitholders of record on December 31, 2004, will be $0.20 per Trust Unit.  The ex-distribution date is December 29, 2004.  This brings cumulative distributions paid in 2004 to $2.18 per Trust Unit and from inception of the Trust to-date to $5.064 per Trust Unit, representing a return of over 100 percent in the form of distributions only on the Trust's February 2003 Rights Offering which was priced at $5.05 per Trust Unit. It is expected that this level of monthly distributions of $0.20 per Unit per month will be sustainable for the foreseeable future assuming the current forward market for natural gas prices.

The current level of distributions does not reflect any future positive financial effects which would be forthcoming as a result of the recently enacted amendments to the Natural Gas Royalty Regulation, 2002 (the "Regulations") with respect to natural gas in the Wabiskaw-McMurray formation in the Athabasca Oil Sands Area of Northeast Alberta which has been denied production as a result of decisions of the Alberta Energy and Utilities Board ("EUB") related to the gas over bitumen issue. Should the Minister of Energy choose to issue a Ministerial Order prescribing the additional royalty calculation components, adjustments to PET's Crown royalties otherwise payable could be approximately $1.2 to $1.5 million per month or $0.02 per Trust Unit per month.  It is anticipated that this would be retroactive to the date of shut-in and replace the interim financial assistance of $0.60 per Mcf of foregone production currently in place through the royalty system.  At such time as a Ministerial Order is issued, PET will factor any royalty adjustments into the determination of future monthly distributions to Unitholders.

About PET

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET's plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

For Paramount Energy Trust:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust

Suite 500, 630 - 4 Avenue S.W., Calgary, AB  T2P 0J9

Telephone:  (403) 269-4400      Fax:  (403) 269-6336      Email:  info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Operating Officer

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Gary C. Jackson, Vice President, Land, Legal and Acquisitions

Sue M. Showers, Communications & Investor Relations Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein